82-2897


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH, D.C. 213 SECTION

GOLDEN RAVEN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - see Notice to Reader)

THREE AND NINE MONTHS ENDED JUNE 30, 2004

05006856

INDEX


Snowsell Jennens & Carter
Chartered Accountants

Stockwatch


RECEIVED
2005 MAR 30 A 10:20

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Golden Raven Resources Ltd (C-GVN) - Private Placement

Golden Raven warrant price amended by TSX-V

2004-11-23 17:26 ET - Private Placement
Shares issued 9,849,971
GVN.H Close 2004-11-23 C$ 0.225

Further to the TSX Venture Exchange bulletin dated Nov. 18, 2004, the warrant exercise price should have been $1.20 ($1.00 (U.S.)). The corrected bulletin is as follows.

Private placement

TSX Venture Exchange has accepted for filing documentation with respect to a non-brokered private placement announced Oct. 5, 2004.

Number of shares: 2,845,000 shares

Purchase price: 12 cents per share (10 U.S. cents per share)

Warrants: 2,845,000 share purchase warrants to purchase 2,845,000 shares

Warrant exercise price: $1.20 ($1.00 (U.S.)) for a one-year period

Number of placees: two placees

Insiders: Steve Van Haven Jr., 2,045,000 and Richard B. Walker, 800,000

Stockwatch

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Golden Raven Resources Ltd (C-GVN) - Shares for Debt

Golden Raven exchanges 700,000 shares for $84,000 debt

2004-11-23 17:34 ET - Shares **for Debt**
Shares issued 9,849,971
GVN.H Close 2004-11-23 C$ 0.225

The TSX Venture Exchange has accepted for filing the company's proposal to issue 700,000 shares and 700,000 share purchase warrants to settle outstanding debt for approximately $84,000 ($70,000 (U.S.)).

Number of creditors: one creditor

Insider: Richard B. Walker, $84,000

Warrants: 700,000 share purchase warrants to purchase 700,000 shares

Warrant exercise price: $1.20 ($1.00 (U.S.)) for a one-year period

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Golden Raven Resources Ltd (C-GVN) - Private Placement

Golden Raven 2,845,000-share private placement

2004-11-18 16:34 ET - Private **Placement**
Shares issued 8,145,471
GVN.H Close 2004-11-18 C$ 0.28

The TSX Venture Exchange has accepted for filing documentation with respect to a non-brokered private placement announced Oct. 5, 2004.

Number of shares: 2,845,000 shares

Purchase price: 12 cents per share (10 U.S. cents per share)

Warrants: 2,845,000 share purchase warrants to purchase 2,845,000 shares

Warrant exercise price: 12 cents (10 U.S. cents) for a one-year period

Number of placees: two placees

Insiders: Steve Van Haven Jr. 2,045,000; Richard B. Walker 800,000

Stockwatch

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Golden Raven Resources Ltd (C-GVN) - News Release

Golden Raven completes debt settlement and financing

2004-11-22 16:07 ET - News Release
Shares issued 9,849,971
GVN.H Close 2004-11-22 C$ 0.29

Mr. William McKee reports

PRIVATE PLACEMENT AND SHARES FOR DEBT COMPLETED

Golden Raven Resources Ltd. has successful completion of a non-brokered private placement for $341,000 consisting of 2,845,000 units at 12 Canadian cents (10 U.S. cents) per unit. Each unit consists of one share and one purchase warrant exercisable for a period of one year into one share of Golden Raven Resources at $1 (U.S.) per share. The proceeds of the private placement will go toward operating capital and due diligence. The funds have been received by the company.

Shares for debt

The company has successfully negotiated a shares for debt agreement for $70,000 (U.S.) ($84,000 (Canadian)) consisting of 700,000 units at a price of 12 Canadian cents (10 U.S. cents) per unit. Each unit consists of one share and one purchase warrant exercisable at a price of $1 (U.S.) per share for a period of one year.

Note:

The Toronto Stock Exchange bulletin published on Nov. 18, 2004, contained an error regarding the conversion price of the warrants. The conversion price should have read $1 (U.S.) not 12 Canadian cents.

Holding period

The shares will carry a legend indicating the period in which the shares will be restricted from trading. This restricted period will be four months from the date of their issuance, under the rules and regulations of the TSX.

The management of Golden Raven Resources intends to continue examining opportunities in the resource sector (oil and gas). Management believes that the mathematics of supply and demand and depletion of current reserves adds up to high petroleum prices and higher profits for oil companies, without factoring in the political risk factor. Several prospects are currently under consideration but no decision has been made.


Snowsell Jennens & Carter
Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of **GOLDEN RAVEN RESOURCES LTD.** as at June 30, 2004 and the consolidated statements of income and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated financial statements may not be appropriate for their purposes.

Snowsell Jennens & Carter

Chartered Accountants

Kelowna, British Columbia
August 10, 2004

Suite 101 - 1461 St. Paul Street, Kelowna, B.C. V1Y 2E4 * Fax (250) 763-1121 * Phone **(250) 763-8919**
Toll Free 1-877-SNOWSELL (1-877-766-9735) * www.sjc.bc.ca



GOLDEN RAVEN RESOURCES LTD.

Consolidated Balance Sheet
(Unaudited - see Notice to Reader)

	June 30 2004	September 30 2003
ASSETS		
Current		
Cash	$ 604,087	$ 649
GST receivable	2,883	5,021
Deposit On Properties	99,793	33,650
	$ 706,763	$ 39,320
LIABILITIES		
Current		
Notes payable	$ 107,620	$ -
Accounts payable and accrued liabilities	36,940	82,276
Due to related parties	210,571	136,051
Shareholders' loans	61,376	42,308
	416,507	260,635
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital Stock *(note 2)*	4,696,611	4,656,736
Subscriptions received *(note 2)*	576,640	-
Special Warrants *(note 2)*	101,450	111,450
Deficit	(5,084,445)	(4,989,501)
	290,256	(221,315)
	$ 706,763	$ 39,320

Related Party Transactions *(note 6)*

Approved by the Board

"William S McKee" **Director**

"Craig D. Thomas" **Director**


Snowsell Jennens & Carter
Chartered Accountants

GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Income and Deficit
(Unaudited - see Notice to Reader)

	Three Months Ended		Nine Months Ended	
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
Revenue				
Fees	$ -	$ -	$ -	$ -
Exchange gain (loss)	7,197	-	(1,092)	-
	7,197	-	(1,092)	-
Expenses				
Management fees	7,500	15,000	22,500	45,000
Office	3,569	1,218	11,691	8,358
Salaries and benefits	3,549	3,860	12,820	16,625
Regulatory and transfer agent fees	2,097	2,003	4,774	8,757
Professional fees	40,329	1,300	39,404	3,908
Travel and promotion	2,630	-	2,663	2,500
	59,674	23,381	93,852	85,148
Net Loss for the Period	(52,477)	(23,381)	(94,944)	(85,148)
Deficit at Beginning of Period	(5,031,968)	(4,878,294)	(4,989,501)	(4,816,527)
Deficit at End of Period	$ (5,084,445)	$ (4,901,675)	$ (5,084,445)	$ (4,901,675)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Number of Shares	8,490,416	7,975,202	8,307,807	8,091,685

GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Cash Flows
(Unaudited - see Notice to Reader)

	Three Months Ended		Nine Months Ended	
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
Operating Activities				
Net Loss for the period	$ (52,477)	$ (23,381)	$ (94,944)	$ (85,148)
GST receivable	(1,288)	808	2,138	859
Notes payable	107,620	-	107,620	-
Accounts payable and accrued liabilities	10,426	20,952	(45,336)	54,967
Due to related parties	27,516	-	74,520	-
	91,797	(1,621)	43,998	(29,322)
Financing Activities				
Issuance of special warrants	-	111,450	-	111,450
Subscriptions received	3,967	-	576,640	-
Issuance on options exercised	-	-	-	4,400
Issuance of capital stock	2,475	-	29,875	-
Advances from shareholders	7,756	5,560	19,718	29,550
Repayments to shareholders	(650)	(510)	(650)	-
	13,548	116,500	625,583	145,400
Investing Activities				
Deposit on properties	-	-	(66,143)	-
Increase in Cash	105,345	114,879	603,438	116,078
Cash at Beginning of Period	498,742	1,199	649	-
Cash at End of Period	$ 604,087	$ 116,078	$ 604,087	$ 116,078


Snowsell Jennens & Carter
Chartered Accountants

1. Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2003 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at June 30, 2004 and the results of operations and cash flows for the three and nine months then ended. The results of operations for the three and nine months ended June 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year.

On March 19 , 2004 the Company incorporated Golden Raven of America, Inc. under the laws of Delaware, U.S.A. The subsidiary had no operations to June 30, 2004.

2. Capital Stock

Authorized:

100,000,000	Common shares, without par value
100,000,000	Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

Issued:

		June 30 2004	September 30 2003
8,507,971	Common shares, without par value (Issued shares at September 30, 2003 - 8,145,471)	$ 4,696,611	$ 4,656,736

Share Purchase Options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options at a price of $0.11 per share which can be exercised for a period of two years. 200,000 options had been exercised to March 31, 2004 and 1,050,000 expired due to resignations by Directors. During the three months ended June 30, 2004, 22,500 options were exercised. At June 30, 2004, there were outstanding options remaining for 327,500 shares.

The company applies the settlement method in accounting for its stock options granted to employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted.

2. Capital Stock (continued)

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for options granted to non-employees. During the nine months ended June 30, 2004, the Company did not grant any stock options to non-employees and as a result, no additional compensation was recognized in the books of the company for the period.

Subscriptions Received

At March 31, 2004, the company had received $576,640 in share subscriptions, as part of the agreement with G&G Partnership as described in note 4. The 2,868,000 shares relating to the subscription will not be released until the Company receives approval by the TSX Venture Exchange as well as complies with the rules and regulations and registration with the relevant U.S. jurisdictions, one of which is the Alabama Securities Commission.

Subsequent to the quarter-end, the $576,640 in share subscriptions were repaid.

Special Warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitled the holder thereof, upon exercise and without payment of any additional consideration, to acquire one share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional share for a two year period at the price of $0.12 in the first year and $0.14 in the second year. As at June 30, 2004, 1,014,500 special warrants were still outstanding.

3. Purchase Agreement

On February 16, 2004, the Company entered into an agreement, subject to regulatory approval which has not yet been received, to purchase certain mineral leases comprised of 15,000 acres located in Breathitt County, Kentucky, U.S.A. The total purchase price for these mineral leases was $295,000 U.S. and is payable as follows:

a) $25,000 U.S. cash, non-refundable deposit which has been paid
b) $50,000 U.S. payable in cash 20 days after execution of this agreement which has been paid.
c) $45,000 U.S. payable by the issuance of 300,000 common shares of the company at a deemed value of $0.15 U.S. per share (none issued to date), and
d) $25,000 U.S. upon the successful rehabilitation of each shut-in well on the Kentucky leases to an aggregate amount of $175,000 U.S.

4. Operating Agreement

On February 6, 2004, the Company entered into an arms-length agreement with G & G Partnership of Bessemer, Alabama to assist in arranging a private placement of up to $1,750,000 U.S. of which a minimum of $500,000 U.S. would be arranged by G. & G. The private placement consisted of one common share in the capital of the Company and one share purchase warrant at a price of $0.15 per unit. The warrants were exercisable for a one-year period exercisable at a price of $1.00 U.S. per share. The funds were to be used for working capital, the purchase of the Kentucky leases and rehabilitation of existing shut-in wells on the leased property.

During the quarter ended June 30, 2004, the agreement with G. & G. was terminated.

5. TSX Venture Exchange Requirements

Completion of the transactions detailed in notes 3 and 4 are subject to a number of conditions, including but not limited to TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

6. Related Party Transactions

The Company had the following transactions with related parties during the three months ended June 30, 2004.

Management fees of $7,500 (nine months - $22,500) were paid to a company controlled by a director.

Salaries of $3,549 (nine months - $12,820) were paid to shareholders of the Company.

Amounts due to shareholders totalled $61,376 (2003 - $46,015). These amounts bear no interest and have no stated terms of repayment.

These transactions are in the normal course of business and are recorded at exchange amount.

GOLDEN RAVEN RESOURCES LTD.

Schedule B

Form 51-901F - Supplementary Information

Three And Nine Months Ended June 30, 2004

1. Related Party Transactions

See Note 6 of Schedule A.

2.(a) Authorized Capital

See Note 2 of Schedule A.

(b) Options, Warrants and Convertible Securities Outstanding

See Note 2 of Schedule A.

3. List of Directors

William McKee	President & Director
Trent Moore	Secretary & Director
William Moss	Director
Herbert Adcox	Director
Craig D. Thomas	Director

GOLDEN RAVEN RESOURCES LTD.

Schedule C

Form 51-901F - Management Report

Three And Nine Months Ended June 30, 2004

The past quarter has been particularly optimistic for the oil industry in general as prices for crude oil and natural gas have soared to record levels. The primary producers have benefitted the most. This, of course, is attributed to increased demand for crude oil by China and India as well in the industrialized world. The political instability in most of the world's oil producing/exporting countries as well as the war in Iraq has shrouded the oil markets with a "Fear Factor" which has also been factored into the price of crude. These are the principal reasons for Golden Raven's focus on investing on domestic oil and gas/energy production. Management firmly believes that the U.S. government, in response to these off shore uncertainties, will finally adopt a domestic oil policy favourable to domestic producers. Regions of the U.S., which have been largely ignored in favor of more attractive off-shore production, will once again look more attractive.

Golden Raven's attempt to become a domestic oil and gas producer has been hampered by two factors:

1. The lack of readily available lease data due partly to the vendor's serious health problems and the dated geological data.

2. The stringent requirements of the approval regulatory process both north and south of the 49th.

The lengthy time factor has had repercussions. The vendor, although patient and accommodating in terms of the time parameters of the purchase agreement, has notified the company that because of his doctor's recent assessment of his health condition, he can not afford the luxury of a continued protracted approval scenario. He therefore wants the transaction finalized.

The company has made partial payment to the vendor per the purchase agreement and has received a portion of private placement funds, as well as a solid committment for the balance from sophisticated investors. Because the company's determination to be in complete compliance with all levels and jurisdictions of the regulatory process, subsequent to the quarter-end all the funds have been returned to the investors and the prospective investors who had expressed their wish to invest in the venture have been notified of the changing situation. Management has negotiated a $70,000 U.S. loan to facilitate the repayment process.

Currently, management is negotiating with one of the several parties which has expressed an interest in becoming involved in the project, to solve the situation. Although there have been promising discussions, and it appears that an agreement is imminent, nothing has been finalized to the extent that an announcement is justified. The company requested a halt trading in the shares of Golden Raven when the original acquisition agreement was announced. As you are well aware, that status has persisted until such time as the terms and conditions, as well as the regulatory requirements could be satisfied. The company will continue to focus on the acquisition of domestic (North American) oil and gas production and exploration prospects.

On behalf of the Board of Directors, I would like to thank you for your patience during this period.

William S. McKee

President

GOLDEN RAVEN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - see Notice to Reader)

THREE AND NINE MONTHS ENDED JUNE 30, 2004

INDEX

Snowsell Jennens & Carter
Chartered Accountants


Snowsell Jennens & Carter
Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of **GOLDEN RAVEN RESOURCES LTD.** as at June 30, 2004 and the consolidated statements of income and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated financial statements may not be appropriate for their purposes.

Snowsell Jennens & Carter

Chartered Accountants

Kelowna, British Columbia
August 10, 2004

Suite 101 - 1461 St. Paul Street, Kelowna, B.C. V1Y 2E4 * Fax (250) 763-1121 * Phone **(250) 763-8919**
Toll Free 1-877-SNOWSELL (1-877-766-9735) * www.sjc.bc.ca

GOLDEN RAVEN RESOURCES LTD.

Consolidated Balance Sheet
(Unaudited - see Notice to Reader)

	June 30 2004	September 30 2003
ASSETS		
Current		
Cash	$ 604,087	$ 649
GST receivable	2,883	5,021
Deposit On Properties	99,793	33,650
	$ 706,763	$ 39,320
LIABILITIES		
Current		
Notes payable	$ 107,620	$ -
Accounts payable and accrued liabilities	36,940	82,276
Due to related parties	210,571	136,051
Shareholders' loans	61,376	42,308
	416,507	260,635
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital Stock *(note 2)*	4,696,611	4,656,736
Subscriptions received *(note 2)*	576,640	-
Special Warrants *(note 2)*	101,450	111,450
Deficit	(5,084,445)	(4,989,501)
	290,256	(221,315)
	$ 706,763	$ 39,320

Related Party Transactions *(note 6)*

Approved by the Board

"William S McKee" Director

"Craig D. Thomas" Director



Snowsell Jennens & Carter
Chartered Accountants

GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Income and Deficit
(Unaudited - see Notice to Reader)

	Three Months Ended		Nine Months Ended	
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
Revenue				
Fees	$ -	$ -	$ -	$ -
Exchange gain (loss)	7,197	-	(1,092)	-
	7,197	-	(1,092)	-
Expenses				
Management fees	7,500	15,000	22,500	45,000
Office	3,569	1,218	11,691	8,358
Salaries and benefits	3,549	3,860	12,820	16,625
Regulatory and transfer agent fees	2,097	2,003	4,774	8,757
Professional fees	40,329	1,300	39,404	3,908
Travel and promotion	2,630	-	2,663	2,500
	59,674	23,381	93,852	85,148
Net Loss for the Period	(52,477)	(23,381)	(94,944)	(85,148)
Deficit at Beginning of Period	(5,031,968)	(4,878,294)	(4,989,501)	(4,816,527)
Deficit at End of Period	$ (5,084,445)	$ (4,901,675)	$ (5,084,445)	$ (4,901,675)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Number of Shares	8,490,416	7,975,202	8,307,807	8,091,685


Snowsell Jennens & Carter
Chartered Accountants

GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Cash Flows
(Unaudited - see Notice to Reader)

	Three Months Ended		Nine Months Ended	
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
Operating Activities				
Net Loss for the period	$ (52,477)	$ (23,381)	$ (94,944)	$ (85,148)
GST receivable	(1,288)	808	2,138	859
Notes payable	107,620	-	107,620	-
Accounts payable and accrued liabilities	10,426	20,952	(45,336)	54,967
Due to related parties	27,516	-	74,520	-
	91,797	(1,621)	43,998	(29,322)
Financing Activities				
Issuance of special warrants	-	111,450	-	111,450
Subscriptions received	3,967	-	576,640	-
Issuance on options exercised	-	-	-	4,400
Issuance of capital stock	2,475	-	29,875	-
Advances from shareholders	7,756	5,560	19,718	29,550
Repayments to shareholders	(650)	(510)	(650)	-
	13,548	116,500	625,583	145,400
Investing Activities				
Deposit on properties	-	-	(66,143)	-
Increase in Cash	105,345	114,879	603,438	116,078
Cash at Beginning of Period	498,742	1,199	649	-
Cash at End of Period	$ 604,087	$ 116,078	$ 604,087	$ 116,078

1. Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2003 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at June 30, 2004 and the results of operations and cash flows for the three and nine months then ended. The results of operations for the three and nine months ended June 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year.

On March 19 , 2004 the Company incorporated Golden Raven of America, Inc. under the laws of Delaware, U.S.A. The subsidiary had no operations to June 30, 2004.

2. Capital Stock

Authorized:

100,000,000 Common shares, without par value
100,000,000 Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

Issued:

		June 30 2004	September 30 2003
8,507,971	Common shares, without par value (Issued shares at September 30, 2003 - 8,145,471)	$ 4,696,611	$ 4,656,736

Share Purchase Options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options at a price of $0.11 per share which can be exercised for a period of two years. 200,000 options had been exercised to March 31, 2004 and 1,050,000 expired due to resignations by Directors. During the three months ended June 30, 2004, 22,500 options were exercised. At June 30, 2004, there were outstanding options remaining for 327,500 shares.

The company applies the settlement method in accounting for its stock options granted to employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted.

2. Capital Stock (continued)

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for options granted to non-employees. During the nine months ended June 30, 2004, the Company did not grant any stock options to non-employees and as a result, no additional compensation was recognized in the books of the company for the period.

Subscriptions Received

At March 31, 2004, the company had received $576,640 in share subscriptions, as part of the agreement with G&G Partnership as described in note 4. The 2,868,000 shares relating to the subscription will not be released until the Company receives approval by the TSX Venture Exchange as well as complies with the rules and regulations and registration with the relevant U.S. jurisdictions, one of which is the Alabama Securities Commission.

Subsequent to the quarter-end, the $576,640 in share subscriptions were repaid.

Special Warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitled the holder thereof, upon exercise and without payment of any additional consideration, to acquire one share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional share for a two year period at the price of $0.12 in the first year and $0.14 in the second year. As at June 30, 2004, 1,014,500 special warrants were still outstanding.

3. Purchase Agreement

On February 16, 2004, the Company entered into an agreement, subject to regulatory approval which has not yet been received, to purchase certain mineral leases comprised of 15,000 acres located in Breathitt County, Kentucky, U.S.A. The total purchase price for these mineral leases was $295,000 U.S. and is payable as follows:

a) $25,000 U.S. cash, non-refundable deposit which has been paid
b) $50,000 U.S. payable in cash 20 days after execution of this agreement which has been paid.
c) $45,000 U.S. payable by the issuance of 300,000 common shares of the company at a deemed value of $0.15 U.S. per share (none issued to date), and
d) $25,000 U.S. upon the successful rehabilitation of each shut-in well on the Kentucky leases to an aggregate amount of $175,000 U.S.

4. Operating Agreement

On February 6, 2004, the Company entered into an arms-length agreement with G & G Partnership of Bessemer, Alabama to assist in arranging a private placement of up to $1,750,000 U.S. of which a minimum of $500,000 U.S. would be arranged by G. & G. The private placement consisted of one common share in the capital of the Company and one share purchase warrant at a price of $0.15 per unit. The warrants were exercisable for a one-year period exercisable at a price of $1.00 U.S. per share. The funds were to be used for working capital, the purchase of the Kentucky leases and rehabilitation of existing shut-in wells on the leased property.

During the quarter ended June 30, 2004, the agreement with G. & G. was terminated.

5. TSX Venture Exchange Requirements

Completion of the transactions detailed in notes 3 and 4 are subject to a number of conditions, including but not limited to TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

6. Related Party Transactions

The Company had the following transactions with related parties during the three months ended June 30, 2004.

Management fees of $7,500 (nine months - $22,500) were paid to a company controlled by a director.

Salaries of $3,549 (nine months - $12,820) were paid to shareholders of the Company.

Amounts due to shareholders totalled $61,376 (2003 - $46,015). These amounts bear no interest and have no stated terms of repayment.

These transactions are in the normal course of business and are recorded at exchange amount.

GOLDEN RAVEN RESOURCES LTD.

Schedule B

Form 51-901F - Supplementary Information

Three And Nine Months Ended June 30, 2004

1. Related Party Transactions

See Note 6 of Schedule A.

2.(a) Authorized Capital

See Note 2 of Schedule A.

(b) Options, Warrants and Convertible Securities Outstanding

See Note 2 of Schedule A.

3. List of Directors

William McKee	President & Director
Trent Moore	Secretary & Director
William Moss	Director
Herbert Adcox	Director
Craig D. Thomas	Director

GOLDEN RAVEN RESOURCES LTD.

Schedule C

Form 51-901F - Management Report

Three And Nine Months Ended June 30, 2004

The past quarter has been particularly optimistic for the oil industry in general as prices for crude oil and natural gas have soared to record levels. The primary producers have benefitted the most. This, of course, is attributed to increased demand for crude oil by China and India as well in the industrialized world. The political instability in most of the world's oil producing/exporting countries as well as the war in Iraq has shrouded the oil markets with a "Fear Factor" which has also been factored into the price of crude. These are the principal reasons for Golden Raven's focus on investing on domestic oil and gas/energy production. Management firmly believes that the U.S. government, in response to these off shore uncertainties, will finally adopt a domestic oil policy favourable to domestic producers. Regions of the U.S., which have been largely ignored in favor of more attractive off-shore production, will once again look more attractive.

Golden Raven's attempt to become a domestic oil and gas producer has been hampered by two factors:

1. The lack of readily available lease data due partly to the vendor's serious health problems and the dated geological data.

2. The stringent requirements of the approval regulatory process both north and south of the 49th.

The lengthy time factor has had repercussions. The vendor, although patient and accommodating in terms of the time parameters of the purchase agreement, has notified the company that because of his doctor's recent assessment of his health condition, he can not afford the luxury of a continued protracted approval scenario. He therefore wants the transaction finalized.

The company has made partial payment to the vendor per the purchase agreement and has received a portion of private placement funds, as well as a solid committment for the balance from sophisticated investors. Because the company's determination to be in complete compliance with all levels and jurisdictions of the regulatory process, subsequent to the quarter-end all the funds have been returned to the investors and the prospective investors who had expressed their wish to invest in the venture have been notified of the changing situation. Management has negotiated a $70,000 U.S. loan to facilitate the repayment process.

Currently, management is negotiating with one of the several parties which has expressed an interest in becoming involved in the project, to solve the situation. Although there have been promising discussions, and it appears that an agreement is imminent, nothing has been finalized to the extent that an announcement is justified. The company requested a halt trading in the shares of Golden Raven when the original acquisition agreement was announced. As you are well aware, that status has persisted until such time as the terms and conditions, as well as the regulatory requirements could be satisfied. The company will continue to focus on the acquisition of domestic (North American) oil and gas production and exploration prospects.

On behalf of the Board of Directors, I would like to thank you for your patience during this period.

William S. McKee

President

GOLDEN RAVEN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - see Notice to Reader)

THREE AND NINE MONTHS ENDED JUNE 30, 2004

INDEX

Snowsell Jennens & Carter

Chartered Accountants


Snowsell Jennens & Carter
Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of **GOLDEN RAVEN RESOURCES LTD.** as at June 30, 2004 and the consolidated statements of income and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated financial statements may not be appropriate for their purposes.

Snowsell Jennens & Carter

Chartered Accountants

Kelowna, British Columbia
August 10, 2004

Suite 101 - 1461 St. Paul Street, Kelowna, B.C. V1Y 2E4 * Fax (250) 763-1121 * Phone **(250) 763-8919**
Toll Free 1-877-SNOWSELL (1-877-766-9735) * www.sjc.bc.ca



Members, Institute of Chartered Accountants of British Columbia

GOLDEN RAVEN RESOURCES LTD.

Consolidated Balance Sheet
(Unaudited - see Notice to Reader)

	June 30 2004	September 30 2003
ASSETS		
Current		
Cash	$ 604,087	$ 649
GST receivable	2,883	5,021
Deposit On Properties	99,793	33,650
	$ 706,763	$ 39,320
LIABILITIES		
Current		
Notes payable	$ 107,620	$ -
Accounts payable and accrued liabilities	36,940	82,276
Due to related parties	210,571	136,051
Shareholders' loans	61,376	42,308
	416,507	260,635
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital Stock *(note 2)*	4,696,611	4,656,736
Subscriptions received *(note 2)*	576,640	-
Special Warrants *(note 2)*	101,450	111,450
Deficit	(5,084,445)	(4,989,501)
	290,256	(221,315)
	$ 706,763	$ 39,320

Related Party Transactions *(note 6)*

Approved by the Board

"William S McKee" Director

"Craig D. Thomas" Director


Snowsell Jennens & Carter
Chartered Accountants

GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Income and Deficit
(Unaudited - see Notice to Reader)

	Three Months Ended		Nine Months Ended	
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
Revenue				
Fees	$ -	$ -	$ -	$ -
Exchange gain (loss)	7,197	-	(1,092)	-
	7,197	-	(1,092)	-
Expenses				
Management fees	7,500	15,000	22,500	45,000
Office	3,569	1,218	11,691	8,358
Salaries and benefits	3,549	3,860	12,820	16,625
Regulatory and transfer agent fees	2,097	2,003	4,774	8,757
Professional fees	40,329	1,300	39,404	3,908
Travel and promotion	2,630	-	2,663	2,500
	59,674	23,381	93,852	85,148
Net Loss for the Period	(52,477)	(23,381)	(94,944)	(85,148)
Deficit at Beginning of Period	(5,031,968)	(4,878,294)	(4,989,501)	(4,816,527)
Deficit at End of Period	$ (5,084,445)	$ (4,901,675)	$ (5,084,445)	$ (4,901,675)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Number of Shares	8,490,416	7,975,202	8,307,807	8,091,685



Snowsell Jennens & Carter
Chartered Accountants

GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Cash Flows
(Unaudited - see Notice to Reader)

	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Nine Months Ended June 30 2004	Nine Months Ended June 30 2003
Operating Activities				
Net Loss for the period	$ (52,477)	$ (23,381)	$ (94,944)	$ (85,148)
GST receivable	(1,288)	808	2,138	859
Notes payable	107,620	-	107,620	-
Accounts payable and accrued liabilities	10,426	20,952	(45,336)	54,967
Due to related parties	27,516	-	74,520	-
	91,797	(1,621)	43,998	(29,322)
Financing Activities				
Issuance of special warrants	-	111,450	-	111,450
Subscriptions received	3,967	-	576,640	-
Issuance on options exercised	-	-	-	4,400
Issuance of capital stock	2,475	-	29,875	-
Advances from shareholders	7,756	5,560	19,718	29,550
Repayments to shareholders	(650)	(510)	(650)	-
	13,548	116,500	625,583	145,400
Investing Activities				
Deposit on properties	-	-	(66,143)	-
Increase in Cash	105,345	114,879	603,438	116,078
Cash at Beginning of Period	498,742	1,199	649	-
Cash at End of Period	$ 604,087	$ 116,078	$ 604,087	$ 116,078


Snowsell Jennens & Carter
Chartered Accountants

1. Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2003 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at June 30, 2004 and the results of operations and cash flows for the three and nine months then ended. The results of operations for the three and nine months ended June 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year.

On March 19 , 2004 the Company incorporated Golden Raven of America, Inc. under the laws of Delaware, U.S.A. The subsidiary had no operations to June 30, 2004.

2. Capital Stock

Authorized:

100,000,000	Common shares, without par value
100,000,000	Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

Issued:

		June 30 2004	September 30 2003
8,507,971	Common shares, without par value (Issued shares at September 30, 2003 - 8,145,471)	$ 4,696,611	$ 4,656,736

Share Purchase Options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options at a price of $0.11 per share which can be exercised for a period of two years. 200,000 options had been exercised to March 31, 2004 and 1,050,000 expired due to resignations by Directors. During the three months ended June 30, 2004, 22,500 options were exercised. At June 30, 2004, there were outstanding options remaining for 327,500 shares.

The company applies the settlement method in accounting for its stock options granted to employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted.

2. Capital Stock (continued)

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for options granted to non-employees. During the nine months ended June 30, 2004, the Company did not grant any stock options to non-employees and as a result, no additional compensation was recognized in the books of the company for the period.

Subscriptions Received

At March 31, 2004, the company had received $576,640 in share subscriptions, as part of the agreement with G&G Partnership as described in note 4. The 2,868,000 shares relating to the subscription will not be released until the Company receives approval by the TSX Venture Exchange as well as complies with the rules and regulations and registration with the relevant U.S. jurisdictions, one of which is the Alabama Securities Commission.

Subsequent to the quarter-end, the $576,640 in share subscriptions were repaid.

Special Warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitled the holder thereof, upon exercise and without payment of any additional consideration, to acquire one share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional share for a two year period at the price of $0.12 in the first year and $0.14 in the second year. As at June 30, 2004, 1,014,500 special warrants were still outstanding.

3. Purchase Agreement

On February 16, 2004, the Company entered into an agreement, subject to regulatory approval which has not yet been received, to purchase certain mineral leases comprised of 15,000 acres located in Breathitt County, Kentucky, U.S.A. The total purchase price for these mineral leases was $295,000 U.S. and is payable as follows:

a) $25,000 U.S. cash, non-refundable deposit which has been paid
b) $50,000 U.S. payable in cash 20 days after execution of this agreement which has been paid.
c) $45,000 U.S. payable by the issuance of 300,000 common shares of the company at a deemed value of $0.15 U.S. per share (none issued to date), and
d) $25,000 U.S. upon the successful rehabilitation of each shut-in well on the Kentucky leases to an aggregate amount of $175,000 U.S.

4. Operating Agreement

On February 6, 2004, the Company entered into an arms-length agreement with G & G Partnership of Bessemer, Alabama to assist in arranging a private placement of up to $1,750,000 U.S. of which a minimum of $500,000 U.S. would be arranged by G. & G. The private placement consisted of one common share in the capital of the Company and one share purchase warrant at a price of $0.15 per unit. The warrants were exercisable for a one-year period exercisable at a price of $1.00 U.S. per share. The funds were to be used for working capital, the purchase of the Kentucky leases and rehabilitation of existing shut-in wells on the leased property.

During the quarter ended June 30, 2004, the agreement with G. & G. was terminated.

5. TSX Venture Exchange Requirements

Completion of the transactions detailed in notes 3 and 4 are subject to a number of conditions, including but not limited to TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

6. Related Party Transactions

The Company had the following transactions with related parties during the three months ended June 30, 2004.

Management fees of $7,500 (nine months - $22,500) were paid to a company controlled by a director.

Salaries of $3,549 (nine months - $12,820) were paid to shareholders of the Company.

Amounts due to shareholders totalled $61,376 (2003 - $46,015). These amounts bear no interest and have no stated terms of repayment.

These transactions are in the normal course of business and are recorded at exchange amount.

GOLDEN RAVEN RESOURCES LTD.

Schedule B

Form 51-901F - Supplementary Information

Three And Nine Months Ended June 30, 2004

1. Related Party Transactions

See Note 6 of Schedule A.

2.(a) Authorized Capital

See Note 2 of Schedule A.

(b) Options, Warrants and Convertible Securities Outstanding

See Note 2 of Schedule A.

3. List of Directors

William McKee	President & Director
Trent Moore	Secretary & Director
William Moss	Director
Herbert Adcox	Director
Craig D. Thomas	Director

GOLDEN RAVEN RESOURCES LTD.

Schedule C

Form 51-901F - Management Report

Three And Nine Months Ended June 30, 2004

The past quarter has been particularly optimistic for the oil industry in general as prices for crude oil and natural gas have soared to record levels. The primary producers have benefitted the most. This, of course, is attributed to increased demand for crude oil by China and India as well in the industrialized world. The political instability in most of the world's oil producing/exporting countries as well as the war in Iraq has shrouded the oil markets with a "Fear Factor" which has also been factored into the price of crude. These are the principal reasons for Golden Raven's focus on investing on domestic oil and gas/energy production. Management firmly believes that the U.S. government, in response to these off shore uncertainties, will finally adopt a domestic oil policy favourable to domestic producers. Regions of the U.S., which have been largely ignored in favor of more attractive off-shore production, will once again look more attractive.

Golden Raven's attempt to become a domestic oil and gas producer has been hampered by two factors:

1. The lack of readily available lease data due partly to the vendor's serious health problems and the dated geological data.

2. The stringent requirements of the approval regulatory process both north and south of the 49th.

The lengthy time factor has had repercussions. The vendor, although patient and accommodating in terms of the time parameters of the purchase agreement, has notified the company that because of his doctor's recent assessment of his health condition, he can not afford the luxury of a continued protracted approval scenario. He therefore wants the transaction finalized.

The company has made partial payment to the vendor per the purchase agreement and has received a portion of private placement funds, as well as a solid committment for the balance from sophisticated investors. Because the company's determination to be in complete compliance with all levels and jurisdictions of the regulatory process, subsequent to the quarter-end all the funds have been returned to the investors and the prospective investors who had expressed their wish to invest in the venture have been notified of the changing situation. Management has negotiated a $70,000 U.S. loan to facilitate the repayment process.

Currently, management is negotiating with one of the several parties which has expressed an interest in becoming involved in the project, to solve the situation. Although there have been promising discussions, and it appears that an agreement is imminent, nothing has been finalized to the extent that an announcement is justified. The company requested a halt trading in the shares of Golden Raven when the original acquisition agreement was announced. As you are well aware, that status has persisted until such time as the terms and conditions, as well as the regulatory requirements could be satisfied. The company will continue to focus on the acquisition of domestic (North American) oil and gas production and exploration prospects.

On behalf of the Board of Directors, I would like to thank you for your patience during this period.

William S. McKee

President